VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2007 APR 23 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19.02.07
1101/1829

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07022811

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Sincerely,

Mark M. Nakhmanovitch
Deputy Chairman of the Board

dw 4/24

Statement of material fact «Information about stages of securities issue»
«Information about state registration of an issue of securities»

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.3. Statement of material fact about information on state registration of securities issue contains:

2.3.1. Category (type), series and other identification characteristics of securities.

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.

2.3.2. Maturity (for bonds and options of the issuer).

1092 (one thousand ninety two) days from the initial date of issue.

2.3.3. State registration number of the securities' issue (additional issue) and the date of state registration.

40101439B dated February 8, 2007

2.3.4. Name of the registration authority that registered the securities issue.

Bank of Russia.

2.3.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):

3,000,000 (Three million) pieces of RUR 1000 (one thousand rubles) nominal value each.

2.3.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued.

Open subscription

2.3.7. Preemptive rights for shareholders of the issuer and / or other persons.

There are no preemptive rights for bonds issued.

2.3.8. Price for securities issued or procedure of its defining.

The price for one bond issued – 1000 (one thousand) rubles.

The price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 6 dated December 29, 2006).

Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:

$NKD = C(1) * Nom * (T-T(0)) / (365*100\%)$, in rubles, where

NKD – accrued coupon income, in rubles

Nom – nominal value of 1 bond in rubles

C(1) – interest rate of first coupon, per cent per annum

T – current date

T(0) – initial date of issue

T-T(0) – number of days from the initial date of issue till the current date.

Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).

2.3.9. Term (opening and closing dates) of issuing securities and order of its definition.

Initial date of bond issue is determined by the Bank. The Date of bond issue initiation can not be earlier than two weeks after publishing the information on state registration of the issue in "Izveztia" newspaper.

Date of bond issue closing is determined as the earliest of two dates: a) 5 (five) business days after the Date of bond issue initiation; or b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

2.3.10. Registration on the securities issue prospectus at the same time with the state registration of these securities' issue

The securities issue prospectus was registered at the same time with the state registration of the additional securities' issue

2.3.11. The order of access to the securities issue prospectus in case of its registration.
The bank will publish the text of the registered decision about the securities' issue and securities issue prospectus in the Internet within 3 (three) days from the moment of receipt of the written notice about state registration of the issue from the registration authority. The registered decision about the securities' issue and securities issue prospectus should be accessible via Internet during the period from the date of their publication till the day at least 6 (six) months later than the date of publication of the registered report about the results of the securities' issue in the Internet.
As well, all interested persons can acquaint themselves with the registered decision about the securities' issue and securities issue prospectus or receive the copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:
Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru
Web-address of the pages where the information about the bank, securities issued by it and also registered prospectus of the securities to be issued is published: www.vbank.ru.
2.3.12. The fact of signing the securities issue prospectus by the financial consultant for the securities market and corporate and abbreviated name of the financial advisor for the securities market.
The financial advisor for the securities market did not signed the securities issue prospectus.

3. Signature

3.1. Deputy Chairman of the Management Board A.V. Dolgopolov
Bank Vozrozhdenie (signature)

3.2. February 8, 2007 Stamp

Statement of material fact

Information about state registration of the issue of securities and access to the securities issue prospectus information

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru
1.8. Name of periodical edition used by the issuer for publishing information:	Newspaper "Izvestia"

2. Content of the Message

2.1. Information about securities which issue was registered:

2.1.1. Category (type), series and other identification characteristics of securities.

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.

2.1.2. Maturity (for bonds and options of the issuer).

1092 (one thousand ninety two) days from the initial date of issue.

2.1.3. State registration number of the securities' issue (additional issue) and the date of state registration.

40101439B dated February 8, 2007

2.1.4. Name of the registration authority that registered the securities issue.

Bank of Russia.

2.1.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):

3,000,000 (Three million) pieces of RUR 1000 (one thousand rubles) nominal value each.

2.1.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued.

Open subscription.

2.1.7. Term (opening and closing dates) of issuing securities and order of its definition.

Initial date of bond issue is determined by the Bank. The Date of bond issue initiation can not be earlier than two weeks after publishing the information on state registration of the issue in "Izveztia" newspaper.

Date of bond issue closing is determined as the earliest of two dates: a) 5 (fifth) business day after the Date of bond issue initiation; or b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

2.1.8. Price for securities issued or procedure of its defining.

The price for one bond issued – 1000 (one thousand) rubles.

The price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 6 dated December 29, 2006).

Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:

$NKD = C(1) * Nom * (T-T(0)) / (365*100\%)$, in rubles, where

NKD – accrued coupon income, in rubles

Nom – nominal value of 1 bond in rubles

C(1) – interest rate of first coupon, per cent per annum

T – current date

T(0) – initial date of issue

T-T(0) – number of days from the initial date of issue till the current date.

Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).

2.1.6. Preemptive rights for shareholders of the issuer and / or other persons.
There are no preemptive rights for bonds issued.

2.2. Registration of the securities issue prospectus at the same time with the state registration of these securities' issue

The securities issue prospectus was registered at the same time with the state registration of the additional securities' issue.

2.3. The order of access to the securities issue prospectus in case of its registration.

The bank will publish the text of the registered decision about securities' issue and securities issue prospectus in the Internet within 3 (three) days from the moment of receipt of the written notice about state registration of the issue from the registration authority. The registered decision about the securities' issue and securities issue prospectus should be accessible via Internet during the period from the date of their publication till the day that is at least 6 (six) months later than the date of publication of the registered report about the results of the securities' issue in the Internet.

As well, all interested persons can acquaint themselves with the registered decision about the securities' issue and securities issue prospectus or receive copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:

Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru

Web-address of the pages where the information about the bank, securities issued by it and also the registered prospectus of the securities to be issued are published: www.vbank.ru.

2.4. The fact of signing the securities issue prospectus by the financial advisor for the securities market and corporate and abbreviated name of the financial consultant for the securities market.

The financial advisor for the securities market did not sign the securities issue prospectus.

2.5. The issuer undertakes obligations to disclose information in quarterly reports and in statements of material facts according to the legislation f the Russian Federation.

2.6. Facts about the issuer being the shareholder investment fund:

The issuer is not a shareholder investment fund.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. February 8, 2007	Stamp	

VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2007 APR 23 P 12:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

11.04.07
1101/3890

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact
State registration of the report on results of the bond issue placement
Information about stages of securities issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	http://www.vbank.ru/

2. Content of the Message

Information about state registration of the report on results of the bond issue placement

2.6. Information about state registration of the bond issue:
2.6.1. Category (type), series and other identification characteristics of securities.
Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.
2.6.2. Maturity (for bonds and options of the issuer).
1092 (one thousand ninety two) days from the initial date of issue.
2.6.3. State registration number of the securities' issue (additional issue) and the date of state registration.
40101439Bdated February 8, 2007
2.6.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.6.5. Nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
RUR 1000 (one thousand rubles).
2.6.6. Share of bonds actually placed in the total number of bonds of the issue that should be placed: 100%.
2.6.7. Method of securities issue.
Open subscription.
2.6.8. Actual date of starting of bond issue placement.
March 7, 2007
2.6.9. Actual date of bond issue placement close
March 7, 2007
2.6.10. Date of state registration of the report on results of securities' issue placement: March 28, 2007
2.6.11. Name of the registration authority that registered the report on results of securities' issue placement.
Bank of Russia.
2.6.12. Registration of the securities issue prospectus at the same time with the state registration of these securities' issue
The securities issue prospectus was registered at the same time with the state registration of the additional securities' issue.
2.6.13. The order of access to the securities issue prospectus in case of its registration.
The bank will publish the text of the registered report on results of securities' issue placement in the Internet within 2 (two) days from the moment of receipt of the written notice about state registration of the report on results of securities' issue placement. The report on results of securities' issue placement should be accessible via Internet during 6 (six) months from the date of its publication in the Internet.
As well, all interested persons can acquaint themselves with the report on results of securities' issue placement or receive copies of the documents mentioned above (for a fee not exceeding the cost of making such copies) at the following address:
Bank Vozrozhdenie
7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia

Contact telephone number: + 7 (495) 620-18-61.
E-mail: vbank@co.voz.ru
Web-address of the pages where the information about the bank, securities issued by it and also the registered prospectus of the securities to be issued are published: www.vbank.ru.
2.6.14. The fact of signing the securities issue prospectus by the financial advisor for the securities market and corporate and abbreviated name of the financial consultant for the securities market.
The financial advisor for the securities market did not sign the securities issue prospectus.

3. Signature

3.1. Deputy Chairman of the Board	(signature)	A. V. Dolgopolov
3.2. 29th March, 2007	Stamp	

END